Exhibit 12.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2005	2004	2003	2002	2001

FIXED CHARGES:
Interest Expense	$40,319	$42,106	$42,309	$44,326	$49,197
Amortization of Debt Premium, Discount and Expense	821	426	855	391	260
Interest Component of Rentals	1,266	968	594	12	12

Total Fixed Charges	$42,406	$43,500	$43,758	$44,729	$49,469

EARNINGS:
Net Income before Dividends on Preferred Stock	$89,213	$96,590	$110,898	$48,687	$85,770
Add:
Income Taxes Applicable to Utility Operating Income	48,951	58,212	68,416	28,263	58,701
Income Taxes Applicable to Non- Utility Operating Income and Other Income (Expenses)—Net	(1,558)	(4,668)	(249)	(512)	(3,530)
Total Fixed Charges	42,406	43,500	43,758	44,729	49,469

Total Earnings	$179,012	$193,634	$222,823	$121,167	$190,410

Ratio of Earnings to Fixed Charges	4.2	4.5	5.1	2.7	3.8